Exhibit 1

                    PERDIGAO HAS NEW ORGANIZATIONAL STRUCTURE

        Consolidation of the Vice-presidency of Operations and the Supply Chain Director's area prepares the Company for future challenges

         PERDIGAO should finalize, by the end of February, the implementation of its new organizational structure, which includes the consolidation of the Vice-presidency of Operations and the Supply Chain Director's area. The changes introduced in the Company's organizational chart is to prepare it to face growing competition, which enables the Company to realize competitive gains and conquer advances in technologies.

         In order to elaborate the new structure, the Company conducted a wide research of corporate strategy during 2002, with the support of Booz, Allen & Hamilton, a consulting firm that is among the world leaders in this area.

         Paulo Ernani de Oliveira, Supply Director, will become the Chief Operational Officer (COO). He will supervise the production sector of the Company, which comprises all of the regional director's office, the industrial and farming units and also the production planning and engineering management.

         "We will prepare the industrial plants to grow, operating with the most advanced technological resources, in order to maintain the accelerated rate of expansion that the Company registered in the last several years," says Paulo Ernani de Oliveira. Besides this, the Perdigao organizational chart has two other vice-presidencies: Finance, Control and Investor Relations - led by Wang Wei Chang, Chief Financial Officer (CFO) - and Commercial which is led by Joao Rozario da Silva, Chief Sales Officer (CSO).

         Wladimir Paravisi, who had been in charge of the regional director's area of Videira, state of Santa Catarina, will now be the new Supply Chain Director, a strategic position in which he will report directly to the Chief Executive Officer (CEO) of the Company, Nildemar Secches. Paravisi, who had already been corporate manager of logistics, will be responsible for the areas of logistics, grains, transport and supplies. "It is a great challenge. Logistics will be the greatest differential factor during the coming years. The Company with the best logistics, will have the largest market share", he states.

         With the nomination of Paravisi to Supply Chain Director, Luiz Alberto Brito takes over as regional director of Videira, state of Santa Catarina. Nilvo Mittanck, who was transferred from corporate engineering management, has been appointed to Brito's position as regional Director of Rio Grande do Sul.